FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 13th, 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2003 Second Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 13th, 2003	Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Company Press Release

Nova Measuring Instruments
Announces 2003 Second Quarter Results

Rehovoth, Israel, — August 13, 2003 — Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), today reportedresults for the second quarter of 2003.

2003 Second Quarter Results

        Total revenues for the second quarter of 2003 were $6.4 million, a 20% increase over revenues of $5.4 million reported for the second quarter of 2002, and a 35% sequential increase over revenues of $4.8 million for the first quarter of 2003.

        The Company reported gross profit of $2.4 million (38% of revenues) compared with gross profit of $1.9 million (36% of revenues) for the second quarter of 2002 and gross profit of $1.5 million (32% of revenues) sequentially.

        Net loss for the quarter was $(1.4) million, or $(0.09) per share, compared with a net loss in the second quarter of 2002 of $(2.9) million, or $(0.20) per share and a net loss of $(2.6) million, or $(0.17) per share sequentially. Second quarter 2003 results include stock-based compensation expenses of $0.1 million. Excluding these expenses, net loss was $(0.08) per share.

        Research and development expenses were $1.6 million (25% of revenues) compared with $2.5 million (46% of revenues) in the second quarter of 2002 and $2.2 million (45% of revenues) sequentially. Sales and marketing expenses were $1.8 million (28% of revenues) compared with $1.8 million (33% of revenues) in the second quarter of 2002 and $1.5 million (32% of revenues) sequentially.

        The second qurter results reflect several positive trends. These includes a 35% sequential revenue growth; approaching the breakeven point and the start of sales of the new NovaScan CD (in Stand-alone and integrated configurations) and visibility of increasing sales of the NovaScan CD in the next 12 months. In addition, we saw some important gains of multiple sales in several major accounts in Japan and Asia Pacific and we maintain our leading integrated metrology market share of over 70%. Dr. Giora Dishon, President & CEO of Nova commented, “This has been a good quarter with increased revenues, improved margins and reduction of losses. We continue to grow in Asia Pacific, Taiwan and Japan and expect that these territories will continue to lead in the coming quarters. The formal introduction during Semicon West of the NovaScan CD system – a process control equipment segment, which Dataquest expects to grow by 25 times in the next 4 years (from $4M in 2002 to about $100M in 2006), with orders for stand-alone and integrated systems, is very encouraging. We have also seen an increase in upgrade activity, which we believe may demonstrate an initial sign of a recovery in the sector.”

    Dr.  Dishon concluded, “We are encouraged by the results and the trends in the industry. However, while the visibility is still limited, we continue to manage our business looking forward with a high sense of caution — controlling the costs of operations and continuing to reduce losses, to return the business to profitability.”

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.
This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	June 30, 2003	March 31, 2003
	(unaudited)
REVENUES
Products sale	5,213	3,604
Services	1,220	1,169

	6,433	4,773

COST OF REVENUES
Products sale	2,549	1,858
Services	1,455	1,405

	4,004	3,263

GROSS PROFIT	2,429	1,510
OPERATING COSTS AND EXPENSES
Research & Development expenses, net	1,605	2,152
Sales & Marketing expenses	1,782	1,509
General & Administration expenses	489	585

	3,876	4,246

OPERATING LOSS	(1,447)	(2,736)
FINANCING INCOME	93	148

LOSS	(1,354)	(2,588)

LOSS PER SHARE	(0.09)	(0.17)

Comments:
1. Employee Stock Based Compensation expenses	106	167

2. Shares used in calculation of basic loss per share	14,939	14,931
3. The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	2,442	1,530
Operating Expenses	3,783	4,099
Loss	(1,248)	(2,421)
Loss per share	(0.08)	(0.16)

NOVA MEASURING INSTRUMENTS LTD. INTERIM
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	June 30, 2003	June 30, 2002
	(unaudited)
REVENUES
Products sale	5,213	3,823
Services	1,220	1,554

	6,433	5,377

COST OF REVENUES
Products sale	2,549	1,738
Services	1,455	1,687

	4,004	3,425

GROSS PROFIT	2,429	1,952

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	1,605	2,519
Sales & Marketing expenses	1,782	1,818
General & Administration expenses	489	375

	3,876	4,712

OPERATING LOSS	(1,447)	(2,760)

FINANCING INCOME (EXPENSES)	93	(119)

LOSS	(1,354)	(2,879)

LOSS PER SHARE	(0.09)	(0.20)

Comments:
1. Employee Stock Based Compensation expenses	106	363

2. Shares used in calculation of basic loss per share	14,939	14,653
3. The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	2,442	1,985
Operating Expenses	3,783	4,473
Loss	(1,248)	(2,607)
Loss per share	(0.08)	(0.18)

NOVA MEASURING INSTRUMENTS LTD. INTERIM
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30, 2003	As of December 31, 2002
CURRENT ASSETS
Cash and cash equivalents	30,032	36,964
Short-term interest-bearing deposits	651	622
Held to maturity securities	994	994
Trade accounts receivable	6,883	2,663
Inventories	2,704	3,150
Other current assets	1,231	1,137

	42,495	45,530

LONG-TERM ASSETS
Severance pay funds	2,007	1,701
Fixed assets, net	1,546	1,777

	3,553	3,478

	46,048	49,008

CURRENT LIABILITIES
Trade accounts payable	3,397	3,340
Other current liabilities	7,780	7,616

	11,177	10,956

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,648	2,162
Other long-term liability	173	213

	2,821	2,375

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	72,466	72,614
Deferred stock-based compensation	(382)	(809)
Accumulated other comprehensive income	36	-
Accumulated deficit	(40,116)	(36,174)

	32,050	35,677

	46,048	49,008